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FOR IMMEDIATE RELEASE:                                      EXHIBIT 3
September 9, 1997

FOR MORE INFORMATION:
Contact Randy Horn, N-805
Tel: 630 305-9500, ext. 2529


NICOR ADOPTS SHAREHOLDER RIGHTS PLAN, DECLARES QUARTERLY DIVIDEND


Naperville, IL -- NICOR Inc. today announced that its board of directors has adopted a shareholder rights plan.

In announcing the plan, NICOR Chairman, President and Chief Executive Officer Thomas L. Fisher said, "The primary purpose of this plan is to protect the value of our shareholders' investment in NICOR. It is not a response to any known effort to acquire control of NICOR, nor is it intended to prevent an acquisition of the company that is in the best interest of its shareholders."

More than 1,800 other publicly traded companies have adopted similar plans. Fisher noted that the plan will encourage a potential buyer to negotiate directly with the board prior to attempting a takeover, and it will help the board fulfill its fiduciary responsibility to shareholders in the event of an attempt to acquire NICOR.

Under the plan, shareholders of record on September 30, 1997, will be assigned one right for each share of NICOR common stock held. The rights will be exercisable only if a person acquires, or announces a tender offer that would result in, ownership of 10 percent or more of

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NICOR's common stock. If a person acquires beneficial ownership of 10 percent or more of NICOR's common stock, all holders of rights other than the acquiring person will be entitled to purchase common stock of NICOR at a 50 percent discount to the market price.

NICOR may redeem the rights at $.01 per right at any time before someone becomes a 10 percent beneficial owner. A summary of the rights plan will be mailed to shareholders, and the rights plan will be included in full as an exhibit to a Current Report on Form 8-K to be filed with the Securities and Exchange Commission. The rights will expire on September 30, 2007.

NICOR also declared a quarterly common stock dividend of 35 cents per share, payable November 1, 1997, to stockholders of record September 30, 1997. This payment continues the annual rate of $1.40 per share established with the May 1, 1997 dividend.

Dividends for NICOR preferred stock also declared payable November 1, 1997, are:
          4.48% preferred               $.56
          5.00% preferred               $.625
          5.00% convertible preferred   $.625

NICOR Inc. is a holding company. Its principal businesses are Northern Illinois Gas, one of the nation's largest gas distribution companies, and Tropical Shipping, a containerized shipping business which operates between Florida and the Caribbean. NICOR also owns several energy-related subsidiaries and is a partner in NICOR Energy, a provider of unregulated energy products and services.

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